Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

NEXGEL, INC.

NexGel, Inc. (the “Corporation”), a corporation duly organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify that:

1. The Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”), to effect the reverse stock split described below and (ii) declaring such amendment to be advisable and in the best interest of the Corporation.

2. Upon this Certificate of Amendment becoming effective, a new paragraph E is added to Article IV of the Restated Certificate as follows:

“E. Effective at 12:01 a.m., Eastern Time, on October 12, 2026 (the “Effective Time”), each twenty (20) shares of the Corporation’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) (including the number of shares of common stock issuable upon exercise or conversion of all issued and outstanding options, warrants and convertible securities of every kind, including all options, shares outstanding and authorized for issuance under the Corporation’s equity incentive plans), will automatically and without any action on the part of the respective holders thereof, be combined and reclassified into one (1) share of common stock, par value $0.001 per share (the “New Common Stock”) (and such combination and reclassification, the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued in connection with the Reverse Stock Split. Each holder of Old Common Stock who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Stock Split shall instead be entitled to receive one (1) whole share of New Common Stock in lieu of such fractional share (i.e., each fractional share shall be rounded up to the nearest whole share). The Reverse Stock Split shall not change the par value of the New Common Stock or the number of authorized shares of common stock or preferred stock of the Corporation.”

3. This Certificate of Amendment has been duly approved by the Board of Directors and stockholders of the Corporation in accordance with Sections 141(f), 222 and 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on October 12, 2026.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 7th day of October, 2026.

NEXGEL, INC.

By:	/s/ Brian J. Kieser
Name:	Brian J. Kieser
Title:	Interim Chief Executive Officer